Cooper & Newsome pllp

R. Casey Cooper	401 South Boston Avenue
P. David Newsome, Jr.	Suite 3300, Mid-Continent Tower	Hillis Eskridge
Andrea D. Stailey	Tulsa, Oklahoma 74103-4070	(1920-2006)

Telephone 918-592-3300
Fax 918-592-7816

June 25, 2010
Mr. Jeffrey Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	First Trinity Financial Corporation Registration Statement on Form S-1 File No. 333-1630-1
Dear Mr. Riedler:
     We have amended Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed on June 23, 2010 in response to a comment by the Oklahoma Department of Securities. Filed herewith is Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1. A markup of the document with changes from the June 23, 2010 version noted has been sent to your attention via overnight delivery.
Sincerely,
/s/ P. David Newsome, Jr.
P. David Newsome, Jr.
xc: Laura Crotty